Exhibit 12.1

Masimo Corporation Ratio of Earnings to Fixed Charges (Dollars in thousands)

	Six Months Ended	Fiscal Year Ended
	July 2, 2016	January 2, 2016	January 3, 2015	December 28, 2013	December 29, 2012	December 31, 2011
Ratio of earnings to fixed charges:
Income before provision for income taxes	$74,735	$116,345	$102,041	$75,726	$83,821	$86,531
Fixed charges	2,414	5,524	3,381	2,705	2,514	1,910
Noncontrolling interests in pre-tax (income) loss	—	1,757	2,350	607	744	(58)
Total earnings	$77,149	$123,626	$107,772	$79,038	$87,079	$88,383
Fixed charges
Interest expensed	$1,789	$3,494	$594	$28	$44	$116
Estimated of interest within rental expense	625	2,030	2,787	2,677	2,470	1,794
Total fixed charges	$2,414	$5,524	$3,381	$2,705	$2,514	$1,910
Ratio of earnings to fixed charges	31.96	22.38	31.88	29.22	34.64	46.27

In the periods presented, there were no shares of preferred stock outstanding and no dividends paid on preferred stock. Therefore, the ratios of earnings to fixed charges and preferred stock dividends are not different from the ratios of earnings to fixed charges.